UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G (Amendment No. 2)

Under the Securities Exchange Act of 1934

RealPage, Inc.
(Name of Issuer)
Common Stock, $0.001 par value
(Title of Class of Securities)
75606N109
(CUSIP Number)
December 31, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]       Rule 13d-1(b)
[   ]       Rule 13d-1(c)
[X]       Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75606N109

1)	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only)		Apax Excelsior VI, L.P.
2)	Check the Appropriate Box if a Member of a Group		(a) [X] (b) [ ]
3)	SEC Use Only
4)	Citizenship or Place of Organization		Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		5)	Sole Voting Power	3,423,064 *
		6)	Shared Voting Power	-0-
		7)	Sole Dispositive Power	3,423,064 *
		8)	Shared Dispositive Power	-0-
9)	Aggregate Amount Beneficially Owned by Each Reporting Person			3,423,064 *
10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares			[ ]
11)	Percent of Class Represented by Amount in Row (9)			4.5% **
12)	Type of Reporting Person			PN

*   As of December 31, 2012.
** Based on 75,433,360 shares of Common Stock outstanding as of October 31, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2012 filed with the Securities and Exchange Commission on November 9, 2012.

CUSIP No. 75606N109

1)	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only)		Apax Excelsior VI-A C.V.
2)	Check the Appropriate Box if a Member of a Group		(a) [X] (b) [ ]
3)	SEC Use Only
4)	Citizenship or Place of Organization		Netherlands
Number of Shares Beneficially Owned by Each Reporting Person With		5)	Sole Voting Power	279,611*
		6)	Shared Voting Power	-0-
		7)	Sole Dispositive Power	279,611 *
		8)	Shared Dispositive Power	-0-
9)	Aggregate Amount Beneficially Owned by Each Reporting Person			279,611 *
10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares			[ ]
11)	Percent of Class Represented by Amount in Row (9)			0.4% **
12)	Type of Reporting Person			PN

*   As of December 31, 2012.
** Based on 75,433,360 shares of Common Stock outstanding as of October 31, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2012 filed with the Securities and Exchange Commission on November 9, 2012.

CUSIP No. 75606N109

1)	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only)	Apax Excelsior VI-B C.V.
2)	Check the Appropriate Box if a Member of a Group	(a) [X] (b) [ ]
3)	SEC Use Only
4)	Citizenship or Place of Organization	Netherlands
Number of Shares Beneficially Owned by Each Reporting Person With		5)	Sole Voting Power	186,272 *
		6)	Shared Voting Power	-0-
		7)	Sole Dispositive Power	186,272 *
		8)	Shared Dispositive Power	-0-
9)	Aggregate Amount Beneficially Owned by Each Reporting Person		186,272*
10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares		[ ]
11)	Percent of Class Represented by Amount in Row (9)		0.2% **
12)	Type of Reporting Person		PN

*   As of December 31, 2012.
** Based on 75,433,360 shares of Common Stock outstanding as of October 31, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2012 filed with the Securities and Exchange Commission on November 9, 2012.

CUSIP No. 75606N109

1)	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only)		Patricof Private Investment Club III, L.P.
2)	Check the Appropriate Box if a Member of a Group		(a) [X] (b) [ ]
3)	SEC Use Only
4)	Citizenship or Place of Organization		Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		5)	Sole Voting Power	116,972 *
		6)	Shared Voting Power	-0-
		7)	Sole Dispositive Power	116,972 *
		8)	Shared Dispositive Power	-0-
9)	Aggregate Amount Beneficially Owned by Each Reporting Person			116,972 *
10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares			[ ]
11)	Percent of Class Represented by Amount in Row (9)			0.2% **
12)	Type of Reporting Person			PN

*   As of December 31, 2012.
** Based on 75,433,360 shares of Common Stock outstanding as of October 31, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2012 filed with the Securities and Exchange Commission on November 9, 2012.

CUSIP No. 75606N109

1)	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only)		Apax Managers, Inc.
2)	Check the Appropriate Box if a Member of a Group		(a) [X] (b) [ ]
3)	SEC Use Only
4)	Citizenship or Place of Organization		Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		5)	Sole Voting Power	4,005,919 *
		6)	Shared Voting Power	-0-
		7)	Sole Dispositive Power	4,005,919 *
		8)	Shared Dispositive Power	-0-
9)	Aggregate Amount Beneficially Owned by Each Reporting Person			4,005,919 *
10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares			[ ]
11)	Percent of Class Represented by Amount in Row (9)			5.3% **
12)	Type of Reporting Person			PN

*   Represents 3,423,064 shares held by Apax Excelsior VI, L.P., 279,611 shares held by Apax Excelsior VI-A C.V., 186,272 shares held by Apax Excelsior VI-B C.V. and 116,972 shares held by Patricof Private Investment Club III, L.P. as of December 31, 2012.
** Based on 75,433,360 shares of Common Stock outstanding as of October 31, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2012 filed with the Securities and Exchange Commission on November 9, 2012.

CUSIP No. 75606N109

Amendment No. 2 to Schedule 13G

Reference is hereby made to the Statement on Schedule 13G filed by the Reporting Persons with the Securities and Exchange Commission on April 11, 2011 and Amendment No. 1 thereto filed on February 14, 2012 (as so amended, the “Schedule 13G”).  Terms defined in the Schedule 13G are used herein as so defined.

The following Items of the Schedule 13G are hereby amended as follows:

Item 4.           Ownership.

(a) through (c):  The information requested in these paragraphs is set forth in Items 5 through 9 and 11 of the cover pages to this Amendment No. 2 to Schedule 13G, and is incorporated herein by reference thereto.

CUSIP No. 75606N109

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  February 5, 2013

APAX EXCELSIOR VI, L.P.
By:	Apax Excelsior VI Partners, L.P., its General Partner
By:	Apax Managers, Inc., its General Partner
By:	/s/ John F. Megrue
Name: John F. Megrue Title: Director
APAX EXCELSIOR VI-A C.V.
By:	Apax Excelsior VI Partners, L.P., its General Partner
By:	Apax Managers, Inc., its General Partner
By:	/s/ John F. Megrue
Name: John F. Megrue Title: Director
APAX EXCELSIOR VI-B C.V.
By:	Apax Excelsior VI Partners, L.P., its General Partner
By:	Apax Managers, Inc., its General Partner
By:	/s/ John F. Megrue
Name: John F. Megrue Title: Director

CUSIP No. 75606N109

PATRICOF PRIVATE INVESTMENT CLUB III, L.P.
By:	Apax Excelsior VI Partners, L.P., its General Partner
By:	Apax Managers, Inc., its General Partner
By:	/s/ John F. Megrue
Name: John F. Megrue Title: Director
APAX MANAGERS, INC.

By:	/s/ John F. Megrue
Name: John F. Megrue Title: Director